Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

September 10, 2014

Registration Statement No. 333-195332

Supplementing the Prospectus Supplement and Prospectus,
each dated April 17, 2014

John Deere Capital Corporation

$500 million 2.300% Senior Notes Due September 16, 2019

Issuer:	John Deere Capital Corporation
Expected Ratings*:	A2 by Moody’s Investors Service, Inc.
A by Standard and Poor’s Ratings Services
Note Type:	Medium-Term Notes, Series F
Issue Size:	$500 million
Trade Date:	September 10, 2014
Settlement Date (T+3):	September 15, 2014
Maturity Date:	September 16, 2019
Benchmark Treasury:	1.625% due August 31, 2019
Benchmark Treasury Yield and Price:	1.782%; 99-08¼
Spread to Treasury:	53 basis points
Reoffer Yield:	2.312%
Coupon:	2.300%
Coupon Payment Dates:	Semi-annually on March 16 and September 16, commencing on March 16, 2015 (long first coupon) and ending on the maturity date.
Day Count:	30 / 360, Unadjusted
Denominations:	Minimum of $1,000 with increments of $1,000 thereafter.
Redemption Provision:	N/A
Price to Public:	99.944% plus accrued interest from September 15, 2014
Gross Spread:	0.350%
Net Proceeds (%):	99.594% plus accrued interest from September 15, 2014
Net Proceeds ($):	$497,970,000 plus accrued interest from September 15, 2014
CUSIP:	24422ESS9
Joint Book-Running Managers:	Citigroup Global Markets Inc.
Goldman, Sachs & Co.
HSBC Securities (USA) Inc.
Co-Managers:	BNP Paribas Securities Corp
Standard Chartered Bank
U.S. Bancorp Investments, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Standard Chartered Bank will not effect any offers or sales of any notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of the Financial Industry Regulatory Authority, Inc.

The Issuer has filed a Registration Statement (including a prospectus) with the Securities and Exchange Commission for the Offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the Offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Goldman, Sachs & Co. toll-free at 1-866-471-2526 and HSBC Securities (USA) Inc. toll-free at 1-866-811-8049.

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